Exhibit 99.1

FOR IMMEDIATE RELEASE

Just Energy Launches UK Operations

First Expansion beyond North America

Toronto, ON, July 23, 2012:The Just Energy Group Inc. (NYSE:JE, TSX:JE), a leading competitive retailer of natural gas, electricity and green energy in North America, announced today its entry into the commercial UK energy market through its subsidiary, Hudson Energy Supply UK Limited. Specializing in customized index and fixed price energy products, Hudson Energy is a business-to-business supplier of electric power and natural gas commodities.

With its leading edge technology, Hudson Energy brings agility and flexibility to the market, as well as an experienced UK management team. Brokers will have instant access to customer pricing information that enables them to generate comparative rates for customers within minutes as opposed to days,which is typical in today’s market. For the UK business customer, this enables them to take advantage of market conditions and offers a significant improvement in the accessibility and transparency of pricing information.

The entry into the UK market is the first step beyond North America for Just Energy. “We believe the UK market has the ideal characteristics for our entry into Europe” said Deborah Merril, President of Hudson Energy. “It has well established market rules that ease our entry into the commercial market through Hudson. Once established, it is a logical next step to enter the residential market, and then broaden our offerings to other countries in Europe.”

“Our move into the UK energy market is a natural step in the evolution of our company. We have leveraged our strong North American supplier relationships to support our entry and many of our North American brokers also serve customers in the UK” says Ken Hartwick, Just Energy’s President and Chief Executive Officer. “Our Hudson business unit has been a major contributor to our North American growth over the past two years leading to unprecedented customer additions and margin growth. We have committed substantial investment to develop our entry into Europe and we are very excited to see that it is now going to begin adding new customers to the Just Energy family.  European operations stand to be the next growth engine for the Just Energy story.”

The new Hudson Energy UK office is located at Avebury House, 219-225 Avebury Boulevard, Milton Keynes.

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched Hudson Energy Solar, a solar project development platform in New Jersey, Pennsylvannia and Massachusetts.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206